Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: NYSE Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG 153.9MM
88
FOR IMMEDIATE RELEASE: March 9, 2006	No. 4/06

IAMGOLD 2005 YEAR-END RESULTS
Highlights:
■	Net earnings for the year were $20.5 million, approximately a 75% increase over 2004. Fourth quarter earnings were $6.2 million compared to $2.9 million for the fourth quarter of 2004.

■
Operating cash flow for the year was $34.0 million, a 150% increase over 2004. Fourth quarter operating cash flow was $18.0 million or $0.12 per share compared to negative operating cash flow in the fourth quarter of 2004.

■
Attributable production in 2005 was 447,000 ounces, in line with guidance provided in March 2005 of 450,000 ounces. Average Gold Institute (GI) cash cost of production was $276 per ounce compared to March 2005 guidance of $270 per ounce. Attributable production for the fourth quarter of 2005 was 117,000 ounces at an average GI cash cost of $276 per ounce.

■
Excellent exploration results continued during 2005 at the Company’s Quimsacocha project in Ecuador. On October 28, a resource estimate was released showing indicated resources of 2.8 million ounces of gold.

■	With a gold price of $513 per ounce at December 31, 2005, the unrealized gain on the Company’s holdings of gold bullion increased to $27.3 million ($0.19 per share).

■
On March 3, 2006, the shareholders of Gallery Gold Limited (GGL) voted in favour of a transaction whereby IAMGOLD will acquire all of the shares of GGL. Completion of the transaction is expected to occur on March 14.

Consolidated Financial Results Summary (US$000’s):

	Three Months Ended		Year Ended
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Net earnings	$6,178	$2,897	$20,494	$11,609
Operating cash flow	$18,002	$(4,713)	$34,043	$13,683
Net earnings per share
- basic and diluted	$0.04	$0.02	$0.14	$0.08
Operating cash flow per share
- basic and diluted	$0.12	$(0.03)	$0.23	$0.09
Gold produced (oz) IMG share	117,000	119,000	447,000	432,000
GI cash cost (US$/oz)*	$276	$253	$276	$248
Average realized gold price (US$/oz)	$485	$437	$446	$414

*    Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Conference Call

A conference call to review the Corporation’s fourth quarter results will take place on Friday, March 10, 2006 at 11:00 a.m. EST. Local call-in number: 416-644-3420 and N.A. toll-free: 1-800-814-4862. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 1:00 p.m. March 10 to March 17, 2006 by dialing local: 416-640-1917, passcode: 21179963# and N.A. toll-free: 1-877-289-8525, passcode: 21179963#. A replay will also be available on IAMGOLD’s website.

Management’s Discussion and Analysis of Financial Position
and Results of Operations

The following report, dated March 9, 2006, should be read in conjunction with the Consolidated Financial Statements for December 31, 2005 and related notes thereto which appear elsewhere in this report. All figures in the following sections are in US dollars, unless stated otherwise.

Overview

IAMGOLD (“IMG” or the “Company”) is a growth-oriented precious metals mining and exploration company. The Company holds interests in four operating gold mines in West Africa, certain diamond and gold royalties and conducts exploration activities in South America and West Africa.

Net earnings for 2005 were $20.5 million or $0.14 per share compared to $11.6 million or $0.08 per share for 2004 and $20.0 million or $0.14 per share for 2003. Earnings in 2005 benefited from stronger gold prices but were offset by higher operating costs. Earnings in 2004 were depressed as a result of $11.2 million ($8.2 million, net of tax) of corporate transaction costs relating to potential business combinations with Wheaton River Minerals and Gold Fields International and the defence of an unsolicited take-over bid by Golden Star Resources. Operating cash flow for 2005 was $34.0 million compared to $13.7 million in 2004 and $30.6 million in 2003. The increase is a result of higher earnings and a reduction in non-cash working capital of $11.0 million at Sadiola and Yatela in 2005. In addition, operating cash flow in 2005 includes increased dividend distributions from Tarkwa and Damang of $10.0 million (2004 - $8.7 million; 2003 - $4.0 million). Operating cash flow excludes loan repayments received of $5.2 million in 2005 from Tarkwa and $6.7 million in 2003 from Damang, which are classified as investing cash flow.

Business Combination

On March 3, 2006, the shareholders of Gallery Gold Limited (“GGL”) approved a scheme of arrangement whereby the Company will acquire all of the issued and outstanding shares of GGL in exchange for the issuance of 26,212,850 common shares. All common share options will be settled in cash by the Company. As a result of this transaction the combined company will be held 85% by the Company’s existing shareholders and 15% by GGL’s existing shareholders. The acquisition is subject to Australian court approval, which is expected to occur on March 14, 2006. The purchase price has been determined to be approximately $230 million before acquisition costs.

Summarized Financial Results
(in US$000's except where noted)
	2005	2004	2003
Cash, short-term deposits and gold bullion	$110,197	$85,436	$113,958
Net current working capital	114,527	102,562	118,539
Total assets	468,985	448,002	452,227
Non-recourse loans payable	6,924	10,437	11,342

Gold sales	119,393	112,663	96,607
Royalty revenues	10,381	9,209	4,504
Earnings from working interests	15,467	13,149	9,650

Net earnings	20,494	11,609	20,017
Basic and diluted net earnings per share	0.14	0.08	0.14

Cash dividends declared per share (Cdn$)	0.07	0.06	0.06
(US$)	0.06	0.05	0.05

Operating cash flow	34,043	13,683	30,638
Operating cash flow per share (basic & diluted)	0.23	0.09	0.21

Gold produced (000 oz - IMG share)	447	432	421
Weighted average GI cash cost (US$/oz - IMG share) *	276	248	225
Average gold spot price (US$/oz)**	445	410	363
*	Weighted average Gold Institute cash cost is a non-GAAP measure. Please refer to the Supplemental Information to the Management’s Discussion and Analysis for reconciliation to GAAP.
**	Average gold price as per the London PM fix.

Quarterly Financial Review
(in US$000’s except where noted)

Net earnings for the fourth quarter of 2005 were $6.2 million or $0.04 per share compared to $2.9 million or $0.02 per share for the fourth quarter of 2004 and $7.0 million or $0.05 per share for the fourth quarter of 2003.

2005	Q1	Q2	Q3	Q4	Total
Revenue	$29,493	$29,539	$31,316	$39,426	$129,774
Net earnings	7,743	2,375	4,198	6,178	20,494
Basic and diluted earnings per share	0.05	0.02	0.03	0.04	0.14
Operating cash flow	8,533	5,680	1,828	18,002	34,043
Operating cash flow per share (basic and diluted)	0.06	0.04	0.01	0.12	0.23

2004	Q1	Q2	Q3	Q4	Total
Revenue	$27,632	$31,510	$28,076	$34,654	$121,872
Net earnings	7,182	622	908	2,897	11,609
Basic and diluted earnings per share	0.05	0.00	0.01	0.02	0.08
Operating cash flow	5,773	(6,263)	18,886	(4,713)	13,683
Operating cash flow per share (basic and diluted)	0.04	(0.04)	0.13	(0.03)	0.09

2003	Q1	Q2	Q3	Q4	Total
Revenue	$23,842	$24,179	$23,763	$29,327	$101,111
Net earnings	4,426	2,440	6,174	6,977	20,017
Basic and diluted earnings per share	0.03	0.02	0.04	0.05	0.14
Operating cash flow	12,292	7,850	6,485	4,011	30,638
Operating cash flow per share (basic and diluted)	0.09	0.05	0.04	0.03	0.21

IAMGOLD Attributable Production and Costs

The table below presents the production attributable to IAMGOLD’s ownership in its four operating gold mines in West Africa along with the weighted average cost of production.

IAMGOLD Basis
			2005			2004	2003
Production (000 oz)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Sadiola - 38%	38	43	44	43	168	173	172
Yatela - 40%	23	23	21	31	98	97	87
Tarkwa - 18.9%	35	37	33	32	137	105	105
Damang - 18.9%	10	11	11	11	43	56	57
Total production	106	114	109	117	447	432	421

Gold Institute cash cost*
Sadiola - 38%	288	261	244	289	270	246	213
Yatela - 40%	268	306	300	221	269	263	244
Tarkwa - 18.9%	238	254	290	295	268	250	224
Damang - 18.9%	345	343	371	330	347	221	230
Weighted average	273	275	281	276	276	248	225

•	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

The Company’s attributable share of gold production in 2006 from the above four operating mines is expected to be 480,000 ounces of gold at a total direct cash cost of $280 per ounce and a total cash cost, as defined by the Gold Institute, of $295 per ounce.

Results of Operations

Mining Interests

	2005					2004	2003
(US$ 000's)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Gold sales	$27,230	$27,265	$27,904	$36,994	$119,393	$112,663	$96,607
Mining expense	18,536	19,015	16,593	25,144	79,288	69,333	56,620
Depreciation and depletion	4,727	4,894	4,790	6,194	20,605	20,592	18,385
Earnings from mining interests	$3,967	$3,356	$6,521	$5,656	$19,500	$22,738	$21,602

The Company owns a 38 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Sadiola S.A. (“Sadiola”). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGoldAshanti Limited (“AngloGold”) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and the International Finance Corporation (“IFC”) holds the remaining 6 percent. AngloGold is the mine operator.

The Company owns an indirect 40 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Yatela S.A. (“Yatela”). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

The Company records its proportionate share of assets, liabilities and results from operations from its joint venture interests in the Sadiola and Yatela mines.

The Company's 2005 consolidated gold revenue was 6% higher than 2004 and 24% higher than 2003. The increase in 2005 was due to gold revenues per ounce being 7% higher than 2004 and 20% higher than 2003 and attributable production from Sadiola and Yatela being 2% lower than 2004 and 3% higher than 2003. During 2005, all sales at Sadiola and Yatela were made at spot prices. During 2004 and 2003, the Company recorded an increase to gold revenue of $1.8 million in each year to reflect the amortization of the deferred hedge revenue from previously crystallized financial instruments at Sadiola and also recorded a reduction to gold revenue of $0.5 million and $0.3 million, respectively, to reflect its share of the change in the mark-to-market loss on Sadiola call options.

The Company’s share of Sadiola and Yatela operating expenses was 14% higher in 2005 than 2004 and 40% higher than in 2003. Total consolidated cash costs at Sadiola and Yatela in 2005 of $269 per ounce increased from $252 per ounce in 2004 and $224 per ounce in 2003. Costs increased as a result of overall general increases in cost components.

In 2005, the Company expensed $0.4 million (2004 - $0.1 million; 2003 - $0.7 million) for exploration at the mine level in accordance with Canadian accounting policies. All other exploration expenditures at Sadiola and Yatela were capitalized.

Sadiola Mine (IAMGOLD interest - 38%)

A summary of significant operating statistics at Sadiola is provided in the table below:

Summarized Results
100% Basis

			2005			2004	2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	3,000	4,560	2,500	2,890	12,950	8,910	11,440
Marginal ore mined (000t)	180	180	140	310	810	1,000	1,480
Ore mined (000t)	1,420	970	1,080	2,100	5,570	5,630	5,730
Total material mined (000t)	4,600	5,710	3,720	5,300	19,330	15,540	18,650
Strip Ratio*	2.2	4.9	2.4	1.5	2.5	1.8	2.3

Ore milled (000t)	1,180	1,170	1,360	1,320	5,030	5,150	5,070
Head grade (g/t)	3.3	3.7	2.9	3.0	3.2	3.8	3.0
Recovery (%)	80	82	92	88	86	76	88

Gold production - 100% (000 oz)	101	113	116	112	442	458	452
Gold sales - 100% (000 oz)	102	110	117	116	445	458	453

Gold revenue (US$/oz)**	429	427	439	485	446	420	376
Direct cash costs (US$/oz)***	295	282	244	298	279	234	210
Production taxes (US$/oz)***	26	25	26	30	27	24	22
Total cash costs (US$/oz)***	321	307	270	328	306	258	232
Stockpile adjustments (US$/oz)***	(33)	(46)	(26)	(39)	(36)	(12)	(19)
GI cash cost (US$/oz)***	288	261	244	289	270	246	213

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

The Company’s average gold revenue at Sadiola of $446 per ounce in 2005 was higher than the $420 per ounce achieved in 2004 and the $376 per ounce achieved in 2003. The mine had no exposure to any financial instruments during 2005. The premium above the average spot price of $410 per ounce in 2004 and $363 per ounce in 2003 resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments, which were fully amortized as at December 31, 2004.

Material mined in 2005 was 24% higher than 2004 and 4% higher than 2003 due primarily to increased equipment availability. The increase in mining has led to an additional 1.0 million tonnes of ore being added to the stockpile, which at year end stood at 6.1 million tonnes or 1.2 years of mill feed.

Gold production at Sadiola was essentially the same in 2005 in comparison to 2004 and 2003. The head grade to the mill in 2005 was 16% lower than the grade fed in 2004 as higher grade sulphides constituted a lower proportion of the mill feed in 2005 (26%) than in 2004 (45%). This reduction in grade is offset by a 13% increase in recovery over 2004. The higher proportion of oxide ore to the mill feed contributed to the increase in recovery as oxide ore (91%) achieves a higher recovery than sulphide ore (79%). In addition, recovery of gold from the sulphide ore in 2004 was at lower than expected levels and averaged only 69% for the 2004 year. A plant scale gravity concentration circuit will be tested during 2006 with the objective of an overall improvement in recovery.

A pre-feasibility study on mining of the hard sulphide ore below the main pit was completed and showed marginal economics assuming the current mill configuration and current mining and energy costs. Further metallurgical test work will be conducted during 2006 on improving recoveries. A feasibility study and infill drilling will continue once that has been successfully achieved.

Direct unit cash costs increased in 2005 by 19% over 2004 and 33% over 2003. Increases in the cost of fuel, parts and supplies, reagents and mining contractor rates all contributed to the increase in costs. In the fourth quarter of 2005, Sadiola expensed $5.2 million relating to an agreement reached with the Malian government whereby the government would retain a pre-payment to settle income tax claims relating to the years 2000 through 2002. In addition, Sadiola also recorded a $2.2 million provision for income tax claims relating to the years 2003 and 2004. In 2004, an ore stockpile was written down from $10.3 million to $4.7 million due to contamination with hard, sub-marginal material.

Additions to fixed assets at Sadiola in 2005 were $17.1 million (2004 - $7.1 million; 2003 - $4.3 million). $8.5 million (2004 - $1.0 million; 2003 - nil) of the total expenditures was spent on the 115 house extension of the mine village, $3.9 million (2004 - $0.1 million; 2003 - nil) was spent on the purchase of mining equipment and the remainder was expended on a variety of smaller capital projects. Exploration expenditures in 2005 were $3.6 million (2004 - $9.2 million; 2003 - $7.9 million), of which $2.6 million (2004 - $8.9 million; 2003 $7.5 million) was capitalized. Of the total expenditures, $0.4 million (2004 - $5.1 million; 2003 - $3.3 million) was spent on the deep sulphide project, $1.8 million (2004 - $1.1; 2003 - $1.8 million) was spent on FE3 and FE4 drilling and $0.4 million (2004 - $2.7 million; 2003 - $2.2 million) was spent on other oxide programs.

During 2005, $31.0 million (2004 - $45.0 million; 2003 - $41.0 million) of profit distributions were paid to shareholders. The Company’s share of these distributions was $11.8 million (2004 - $17.1 million; 2003 - $15.6 million). Cash balances at Sadiola as at December 31, 2005 were $12.2 million (2004 - $12.7 million; 2003 - $30.5 million). Subsequent to year-end, $10.0 million (IAMGOLD share $3.8 million) of profit distributions was paid by Sadiola to shareholders.

For 2006, Sadiola is expected to produce 480,000 ounces of gold at a total direct cash cost of $290 per ounce and a total cash cost, as defined by the Gold Institute, of $305 per ounce.

Yatela Mine (IAMGOLD interest - 40%)

A summary of significant operating statistics at Yatela is provided in the table below:

Summarized Results
100% Basis
			2005			2004	2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	3,300	3,520	2,310	2,420	11,550	15,700	18,730
Marginal ore mined (000t)	280	330	210	210	1,030	1,750	1,120
Ore mined (000t)	620	400	260	540	1,820	3,670	2,270
Total material mined (000t)	4,200	4,250	2,780	3,170	14,400	21,120	22,120
Strip Ratio*	5.8	9.6	9.7	4.9	6.9	4.7	8.7

Ore crushed (000t)	810	800	720	820	3,150	2,870	2,590
Head grade (g/t)	2.6	2.5	2.8	4.0	3.0	3.4	2.8
Gold stacked (oz)	68	64	65	105	302	314	236

Gold production - 100% (000 oz)	58	57	54	78	247	242	218
Gold sales - 100% (000 oz)	62	55	48	80	245	241	222

Gold revenue (US$/oz)**	428	428	438	487	449	410	361
Direct cash costs (US$/oz)***	248	283	328	226	266	281	249
Production taxes (US$/oz)***	29	26	24	31	28	25	23
Total cash costs (US$/oz)***	277	309	352	257	294	306	272
Cash cost adjustments (US$/oz)***	(9)	(3)	(52)	(36)	(25)	(43)	(28)
GI cash cost (US$/oz)***	268	306	300	221	269	263	244

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold revenue at Yatela averaged $449 per ounce in 2005 compared to $410 per ounce in 2004 and $361 per ounce in 2003. The mine had no exposure to any financial instruments over the reporting periods.

Production in 2005 totalled 247,000 ounces, 2% higher than in 2004 and 13% higher than in 2003, when a severe rainy season disrupted operations.

Material mined in 2005 was 32% lower than 2004 and 35% lower than 2003 due primarily to the substantial completion in 2004 of the mining of the Alamoutala satellite deposit. Rehabilitation activities at the Alamoutala site commenced during 2005. A pit cutback that will extend the operating life of Yatela by up to ten months is being considered given the current gold price.

Ore crushed in 2005 was 10% higher than in 2004 and 22% higher than in 2003 as plant availabilities have improved. The head grade in 2005 was 12% lower than 2004 and 7% higher than 2003. However, access to higher grade areas in the lower reaches of the pit was achieved in the fourth quarter of 2005 and will continue for the first half of 2006.

Direct unit cash costs decreased by 5% in 2005 from 2004 and increased 7% over 2003. The reduction from 2004 was due to high cement usage in 2004 as all crushed ore was stacked on first lifts of the leach pad, which require the addition of more than twice the amount of cement than second lifts. In addition, haulage costs were lower in 2005 as all ore was sourced from the main pit. Offsetting these cost reductions were general cost increases for fuel, mining contractor rates and supplies at Yatela.

Capital expenditures at Yatela totaled $6.1 million (2004 - $7.2 million; 2003 - $13.6 million). The largest expenditure was $5.1 million (2004 - $4.5 million; 2003 - $3.4 million) for the expansion of leach pads. Exploration expenditures were $0.2 million (2004 - $1.1 million; 2003 - $1.1 million) and nil (2004 - $0.1 million; 2003 - $5.7 million) was spent on the development of Alamoutala. The remaining $0.8 million (2004 - $1.5 million; 2003 - $1.2 million) was spent on various small capital projects.

During 2005, principal repayments on loans provided to construct the project totaled $28.4 million (2004 - $2.4 million; 2003 - $11.3 million). The Company portion of these repayments were $9.9 million (2004 - $nil; 2003 - $3.5 million). The remaining repayments were to third party debt providers and the Company’s joint venture partners. Total project loans that remain outstanding at year-end 2005 total $52.4 million (2004 - $77.1 million; 2003 - $76.9 million) and are expected to be fully repaid during 2006.

Cash balances at Yatela as at December 31, 2005 were $12.5 million (2004 - $15.7 million; 2003 - $4.5 million).

For 2006, Yatela is expected to produce 290,000 ounces of gold at a total direct cash cost of $225 per ounce and a total cash cost, as defined by the Gold Institute, of $250 per ounce.

Working Interests

			2005			2004	2003
(US$ 000's)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Tarkwa	$5,278	$3,372	$2,259	$2,827	$13,736	$7,741	$6,739
Damang	444	163	292	832	1,731	5,408	2,911
Earnings from working interests	$5,722	$3,535	$2,551	$3,659	$15,467	$13,149	$9,650

The Company owns an 18.9 percent interest in each of two Ghanaian registered companies, Gold Fields Ghana Limited (“GFGL”) and Abosso Goldfields Limited (“Abosso”). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana while Abosso holds the permits for the Damang mine, also in Ghana. Gold Fields Limited (“Gold Fields”) owns a 71.1 percent interest in each of GFGL and Abosso and the Government of Ghana holds the remaining 10 percent interests in each mine. Gold Fields is the operator at both mines. In addition, the Company owns a 20.79 percent interest in the GFGL shareholder loans.

The Company records its investments in its working interests on its consolidated balance sheet by including its share of the profits from the Tarkwa and Damang mines, which are also recorded on its consolidated statement of earnings, net of any profit distributions received.

Earnings improved in 2005 by 78% over 2004 and 104% over 2003 for Tarkwa. The improvement was primarily attributable to the additional production from the mill, which began operating in November 2004. Earnings at Damang declined by 69% from 2004 and 42% from 2003. The decline in Damang is a result of the depletion of the main pit, resulting in lower grades and higher costs of ore sourced from satellite pits. Higher realized prices for gold and reduced tax rates in Ghana have had a positive impact on both mines. The Company’s share of the amortization and depreciation expense recorded in the determination of the above earnings was $9.1 million (2004 - $7.2 million; 2003 - $5.7 million).

Subsequent to year-end, the Government of Ghana again reduced its income tax rate from 28% to 25% and its national reconstruction levy from 1.5% to 0.75%. These tax reductions will result in a reduction to future tax liabilities at Tarkwa and Damang, resulting in an increase to earnings from working interests on the order of $1.7 million in 2006.

Tarkwa Mine (IAMGOLD interest - 18.9%)

A summary of significant operating statistics at Tarkwa is provided in the table below:

Summarized Results
100% Basis

			2005			2004	2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	15,780	16,460	18,550	17,030	67,820	55,590	31,640
Marginal ore mined (000t)	430	160	120	240	950	930	240
Ore mined (000t)	4,920	5,250	5,400	5,140	20,710	17,740	16,600
Total material mined (000t)	21,130	21,870	24,070	22,410	89,480	74,260	48,480
Strip Ratio*	3.3	3.2	3.5	3.4	3.3	3.2	1.9

Heap Leach:
Ore crushed (000t)	4,060	4,220	4,140	4,030	16,450	16,160	15,570
Head grade (g/t)	1.2	1.3	1.2	1.2	1.2	1.3	1.4
Gold stacked (000 oz)	150	175	158	157	640	705	698
Recovery (%)	80	77	77	77	78	78	74
Gold production (000 oz)	126	136	120	111	493	525	555

CIL:
Ore milled (000t)	1,160	1,180	1,140	1,130	4,610	850	-
Head grade (g/t)	1.8	1.7	1.5	1.6	1.7	1.7	-
Recovery (%)	97	98	97	98	98	96	-
Gold production (000 oz)	59	63	54	56	232	28	-

Total gold production & sales - 100% (000 oz)	185	199	174	167	725	553	555
Gold revenue (US$/oz)**	428	429	437	482	443	411	358
Direct cash costs (US$/oz)***	223	237	280	297	258	249	201
Production taxes (US$/oz)***	13	13	13	14	13	12	11
Total cash costs (US$/oz)***	236	250	293	311	271	261	212
Gold-in-process adjustments (US$/oz)***	2	4	(3)	(16)	(3)	(11)	12
GI cash cost (US$/oz)***	238	254	290	295	268	250	224

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
***	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

The Company’s average gold revenue at Tarkwa of $443 per ounce in 2005 was higher than the $411 per ounce achieved in 2004 and the $358 per ounce achieved in 2003. The mine had no exposure to any financial instruments (including gold price hedges) during the year, and has no financial instruments in place for the future.

Material mined in 2005 was 20% higher than 2004 and 85% higher than 2003. The higher levels of material moved were required to source additional ore as feed for the new mill and to increase the overall stripping ratio to a level more in line with the life-of-mine requirement.

Additional gold production at Tarkwa increased 31% over 2004 and 2003 due to the commencement of mill operations in late 2004. Production from the heap leach operation declined 6% and 13% from 2004 and 2003 respectively as higher grade ore is now being processed through the mill, which achieved a recovery rate of 98% during the year. This high recovery is an indication of the simplicity in milling the gold from the conglomerate. Studies considering an increase to the capacity of the mill are currently under way.

Direct cash costs increased 4% from 2004 and 28% from 2003 due to higher mining costs resulting from continued record levels of waste being mined and higher costs for fuel and mining supplies. These increases have been mitigated by the lower mining cost resulting from the conversion to owner mining from contractor mining in 2004.

Total capital expenditures at Tarkwa in 2005 were $43.7 million (2004 - $160.4 million; 2003 - $57.2 million), $2.6 million (2004 - $72.1 million; 2003 - $28.9 million) of which was spent on the construction of the new mill, $0.6 million (2004 - $67.2 million; 2003 - $3.7 million) was spent on the new mining fleet, $21.2 million (2004 - $2.2 million; 2003 - $9.3 million) was spent on leach pad expansions, $4.1 million on the purchase of replacement or additional mining fleet and $15.8 million (2004 - $18.9 million; 2003 - $15.4 million) was spent on various smaller capital projects.

During 2005, $75.0 million (2004 - $20 million; 2003 - $20 million) of profit distributions were paid to the mine shareholders. The Company’s share of these distributions was $15.2 million (2004 - $4.0 million; 2003 - $4.0 million), $10.0 million (2004 - $4.0 million; 2003 - $4.0 million) of which is classified as a dividend and the remaining $5.2 million is classified as a loan repayment, which is considered an investing activity. In 2004, the Company remitted $28.2 million to the mine as its share of a cash call for the construction of the mill and the purchase of the new mining fleet. Cash balances at Tarkwa as at December 31, 2005 were $45.7 million (2004 - $61.1 million; 2003 - $30.1 million). Subsequent to year-end, Tarkwa paid an additional $15.0 million of profit distributions (IAMGOLD share $2.9 million).

For 2006, Tarkwa is expected to produce 750,000 ounces of gold at a total direct cash cost of $285 per ounce and a total cash cost, as defined by the Gold Institute, of $305 per ounce.

Damang Mine (IAMGOLD interest - 18.9%)

A summary of significant operating statistics at Damang is provided in the table below:

Summarized Results
100% Basis

			2005			2004	2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Waste mined (000t)	2,650	2,950	2,990	3,250	11,840	7,450	12,250
Marginal ore mined (000t)	10	-	-	-	10	-	-
Ore mined (000t)	460	860	740	640	2,700	4,820	5,250
Total material mined (000t)	3,120	3,810	3,730	3,890	14,550	12,270	17,500
Strip Ratio*	5.8	3.4	4.0	5.1	4.4	1.5	2.3
Waste mined (000t) - Pit cut back	-	-	1,550	1,990	3,540	-	-
Ore milled (000t)	1,260	1,260	1,330	1,320	5,170	5,390	5,080
Head grade (g/t)	1.4	1.5	1.5	1.5	1.5	1.9	2.1
Recovery (%)	91	92	93	93	92	90	91
Gold production & sales - 100% (000 oz)	54	58	57	60	229	296	303
Gold revenue (US$/oz)**	429	428	438	481	445	407	362
Direct cash costs (US$/oz)***	302	330	322	305	315	210	215
Production taxes (US$/oz)***	13	13	13	14	13	12	11
Total cash costs (US$/oz)***	315	343	335	319	328	222	226
Gold-in-process adjustments (US$/oz)***	31	-	36	11	19	(1)	4
GI cash cost (US$/oz)***	345	343	371	330	347	221	230

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

The average gold revenue in 2005 at Damang was $445 per ounce versus the $407 per ounce in 2004 and the $362 per ounce in 2003. The mine had no exposure to any financial instruments (including gold price hedges) and has no financial instruments in place for the future.

Gold production for 2005 declined 23% from 2004 and 24% from 2003. The decline is a result of lower head grades as most of the mill feed was sourced from satellite pits and stockpiled ore.

Direct cash costs have risen significantly in 2005 to approximately 50% over 2004 and 2003, which is a result of higher stripping ratios, lower grades, increased haulage costs from the satellite pits and increased fuel and mining supplies costs.

During the year, the decision was made to deepen the main Damang pit, extending the mine life to 2011, and stripping of the pit began in July 2005. The pit cut back is expected to take two years and will access an additional 700,000 ounces of gold. Production is expected to remain low at approximately 200,000 ounces per year in the pre-strip years but increasing to almost 300,000 ounces per year on completion. The expected cost of the pit cut back is $44 million, which will be capitalized until production recommences from the main pit in mid-2007.

Total capital expenditures at Damang in 2005 were $15.0 million (2004 - $6.4 million; 2003 - $2.8 million). $7.2 million of the 2005 amount was spent on the pit cut back the remaining $7.8 million and the 2004 and 2003 amounts were for a variety of small capital projects. Exploration expenditures were $1.9 million (2004 - $2.0 million; 2003 - $3.0 million) for the year.

Damang paid no dividends to its shareholders in 2005 and 2003 and paid $25 million in 2004. The Company’s share of the 2004 dividend was $4.7 million. During 2005, cash balances were retained in order to finance the pit cut back project. During 2003, final shareholder loan repayments of $34.3 million were paid, with the Company’s share being $6.6 million. Cash balances at Damang as at December 31, 2005 were $41.0 million (2004 - $34.3 million; 2003 - $14.3 million).

For 2006, Damang is expected to produce 205,000 ounces of gold at a total direct cash cost of $360 per ounce and a total cash cost, as defined by the Gold Institute, of $365 per ounce.

Royalty Interests

			2005			2004	2003
(US$ 000's)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	Total	Total
Gold royalties
Revenue	$706	$817	$742	$834	$3,099	$2,842	$2,370
Amortization	344	544	488	505	1,881	1,857	1,586
Diamond royalties
Revenue	1,557	1,457	2,670	1,598	7,282	6,367	2,134
Amortization	818	782	1,411	845	3,856	3,365	1,129
Earnings from royalty interests	$1,101	$948	$1,513	$1,082	$4,644	$3,987	$1,789

Royalty revenues from gold operations were recorded from the following royalty interests: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, which ceased operations during 2004; the Magistral mine in Mexico, which began operations during 2003 and suspended operations during 2005; and the Don Mario mine in Bolivia, which began operations in 2003.

On November 28, 2005, the Company announced that an agreement had been reached to sell all of the Company’s gold producing and non-producing royalties, excluding the Magistral and Addwest royalties for $21.8 million. The closing date was scheduled to occur in January but has been extended to March 21, 2006.

Royalty income in 2005 from the Diavik project, which recorded its initial sales during 2003, continued to increase from 2004 and 2003. The recorded amount for royalty income is based upon sales during the year.

Exploration Properties

During 2005, the Company spent $10.0 million (2004 - $7.8 million; 2003 - $5.5 million) to advance various exploration properties in South America, West Africa and Canada, of which $1.0 million of expenditures in Ecuador was capitalized. All remaining exploration expenditures, outside of operating mines, were expensed.

Ecuador

Total exploration spending in 2005 was $5.2 million (2004 - $2.7 million; 2003 - $2.1 million).

At IAMGOLD’s 100% owned Quimsacocha property, 27,000m of diamond drilling were completed in the D1 and Loma Larga zones. Gold, silver and copper mineralization has been intersected in thick, sub-horizontal layers and in narrow, sub-vertical zones. This mineralization has been shown to exist beneath an area of at least 1,500m by 500m.

During 2005, initial metallurgical testing was completed which demonstrated the high levels of metallurgical recoveries can be achieved utilizing pressure oxidation or autoclaves to process the ore. In October, an independent resource assessment for Quimsacocha was completed by Roscoe Postle and Associates which outlined a resource containing 2.8 million ounces in the indicated category. Additional drilling during the remainder of 2005 has extended the dimensions of the deposit. Initial review of the hydro geological and socio environmental aspects for Quimsacocha’s potential development have also been completed by independent specialists. Metallurgical testing will continue and drilling in the first half of 2006 is expected to total 23,000 meters in over 80 drill holes. As a result of the independent resource estimate, the Company began to capitalize all direct exploration expenditures at Quimsacocha.

The exploration budget for the first half of 2006 is $4.5 million.

Argentina

Total exploration spending in 2005 was $1.3 million (2004 - $1.7 million; 2003 - $1.2 million).

A combination of poor results from three drill programs on targets in Rio Negro province in 2005 and the passing of a law banning the use of cyanide in gold mining operations in the province has led to a change in exploration strategy in Argentina. The drill program planned for the Jacobacci area of Rio Negro province in the latter part of 2005 was cancelled and no further work will be carried out in Rio Negro until the cyanide law is rescinded. A document has been presented to the Rio Negro mining authority requesting the suspension of all land payments and work obligations in the province until the law is removed.

In the last quarter of 2005, efforts were concentrated on identifying advanced projects held by third parties or on new, high-potential exploration areas. A shift in focus will be made away from Rio Negro and Santa Cruz provinces to the Central Belt of San Juan and Cajamarca provinces.

IAMGOLD plans to spend $0.5 million in exploration in Argentina in the first half of 2006.

Brazil

Total exploration expenditures in 2005 amounted to $1.0 million (2004 - $1.2 million; 2003 - $0.8 million).

At the Tocantins project, INCO signed an agreement with IAMGOLD and AngloAshanti which allows it to earn up to a 71% interest in selected properties at Tocantins (excluding gold interests) by spending US$4.5M over five years.

Field work focused on two of five land packages identified in the region. Drill results to date on one of two land packages have been encouraging and follow-up exploration is planned. The Company has also signed an agreement to earn a 100% interest in the exploration concession adjacent to the non-operating Canaqua copper gold mine. Exploration effort in 2006 will be focused on a complete data review to improve the understanding of the mine site and regional geology.

IAMGOLD plans to spend $1.0 million in exploration in Brazil in the first half of 2006.

Senegal

Total exploration spending in 2005 was $1.9 million (2004 - $1.3 million; 2003 - $1.1 million).

The Company completed a 3,000m diamond drill and a 10,000m RAD drilling program in 2005 on the Bambadji project. The objective was to test deeper targets identified within the Bambadji structural trend. Mineralization was not considered to be continuous. For 2006, the focus for the first half of the year will be related to increasing the Company’s knowledge of the geologic controls associated with the broad zones of mineralization established to date. This will include detailed geologic and geophysical surveys. In order to reduce land holding costs, a number of concessions were dropped in 2005.

The exploration budget for Senegal in the first half of 2006 is $1.0 million.

Project Generation

Approximately $0.6 million has been spent in 2005 to identify new regions of Africa and South America for exploration potential. A similar level of expenditures will occur in 2006.

Administration and Other Costs

Corporate administration expenses in 2005 were $9.6 million (2004 - $8.1 million; 2003 - $7.6 million). A large component of the increase over 2004 and 2003 is attributable to the appreciation of the Canadian dollar as the majority of administration expense is incurred in Canadian dollars. Expenses in 2005 and 2004 also include $1.1 million and $1.6 million respectively of non-cash charges relating to accounting rules adopted effective January 1, 2004 that require expensing of share options granted to employees. The 2003 expense includes $1.0 million of restructuring charges related to the acquisition of Repadre in January 2003.

Corporate transaction costs of $0.7 million were incurred relating to the acquisition of GGL and have been capitalized in other assets. In addition, $0.2 million in 2005 and $11.2 million in 2004 were incurred and expensed relating to the unsuccessful business combinations with Wheaton River Minerals and Gold Fields International and the defense of the unsolicited take-over bid by Golden Star Resources.

Foreign exchange losses were $0.2 million in 2005 (2004 - $2.6 million; 2003 - $0.6 million). The Cdn$/US$ exchange rate has strengthened from a year end closing rate of 1.29 for 2003 to 1.20 for 2004 to 1.16 for 2005. Foreign exchange losses are primarily attributable to non-cash losses on the translation of the Company’s Canadian-based future tax liability into U.S. dollars. In 2005 and 2003, the Company held larger Canadian dollar cash balances and the appreciation of these balances helped to offset the future tax liability translation losses.

Corporate investment income in 2005 was $1.1 million (2004 - $2.0 million; 2003 - $2.4 million) and is primarily made up of interest on cash balances and on the Government of Mali receivable related to the free and carried interest for the funding of Yatela. 2004 investment income also includes a gain of $1.1 million on the sale of a loan receivable from Combined Metals Reduction Company.

Income Taxes

An overall income tax expense of $1.7 million was recorded for 2005 (2004 - $0.2 million recovery; 2003 - $1.8 million expense). Current income tax, in the amount of $5.9 million for 2005 (2004 - $3.7 million; 2003 - $4.6 million), is primarily composed of $5.1 million (2004 - $3.1 million; 2003 - $4.3 million) of income taxes relating to profits on the Sadiola operations and paid to the government of Mali. Yatela’s five-year tax free period ends July 3, 2006 and current income tax will start to be recorded at that time for that operation. The future tax recovery of $4.2 million for 2005 (2004 - $3.9 million; 2003 - $2.9 million expense) is made up of $2.6 million relating to Canadian corporate administration being in excess of Canadian taxable revenues and $1.7 million relating to future tax calculations at Sadiola. In 2003, a future tax recovery of $3.2 million was recorded relating to reduced estimates of Sadiola profits attributable to Canada.

Liquidity and Capital Resources

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position at December 31 is set out below (in $ millions):
	2005	2004
Current Working Capital	114.5	104.1
Current Ratio	5.0	5.8

Cash and Short Term Deposits

Consolidated cash and short term deposit balances totaled $61.4 million at year-end 2005 compared to $37.4 million at year-end 2004, and can be segmented as follows (in $ millions):
	2005	2004
Joint venture cash	$8.0	$11.1
Corporate cash and short term deposits	53.4	26.3
Total	$61.4	$37.4

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Corporate cash and short term deposits in 2005 increased by $27.1 million (2004 decreased by $26.9 million; 2003 increased by $47.4 million). Cash flows that determined this increase (decrease) can be shown as below (in $ millions):
	2005	2004	2003
Inflows
Tarkwa cash receipts	$15.2	$4.0	$4.0
Sadiola cash receipts	11.8	17.1	15.6
Yatela cash receipts, net of repayments to AngloGold	9.9	-	3.5
Royalties received, net of withholding taxes and gold bullion	9.1	8.2	4.3
Share issuances, net of share issue costs	6.4	1.1	8.3
Interest income	1.1	0.9	0.9
Foreign exchange gain on cash balances	0.4	-	2.4
Damang cash receipts	-	4.7	6.6
Proceeds from sale of marketable securities and loans receivable	-	1.8	3.0
Net cash acquired from Repadre	-	-	34.2
Other	0.8	-	-
	$54.7	$37.9	$82.8

	2005	2004	2003
Outflows
Exploration and exploration administration	$10.0	$7.8	$5.5
Corporate administration	8.8	6.8	7.3
Dividends paid	7.3	6.7	2.5
Corporate transaction costs	0.9	11.2	-
Kinbauri settlement	0.4	3.4	-
Tarkwa cash calls	-	8.2	2.7
Foreign exchange loss on cash balances	-	0.2	-
Gold bullion purchase	-	-	16.2
Other	0.2	0.5	1.2
	$27.6	$64.8	$35.4
Net inflow (outflow)	$27.1	$(26.9)	$47.4

Gold Bullion

At the end of 2005, the Company held 148,420 ounces (2004 - 146,648 ounces) of gold bullion with an average cost of $329 per ounce (2004 - $328 per ounce) resulting in a total cost base of $48.8 million (2004 - $48.1 million) and a total market value of $76.1 million at $513 per ounce (2004 - $63.9 million at $436 per ounce).

Other Working Capital Items

Current accounts receivable decreased by $7.1 million in 2005 (2004 - $5.9 million increase). For 2005, the majority of the decrease relates to the expensing of the Company’s $2.0 million share of the tax pre-payment to the Government of Mali. Short-term inventories increased in 2005 by $1.2 million as a result of reclassifying Yatela’s oxide ore stockpiles from long-term to short-term. Current accounts payable increased by $5.4 million during 2005 (2004 - $6.0 million decrease) and include a provision of $1.1 million for settlement of current tax and duty disputes with the government of Mali. Dividends payable increased $1.6 million (2004 - $0.6 million) as a result of an increase in the dividend declared from Cdn. $0.06 per share in 2004 and 2003 to Cdn. $0.07 per share.

Financial Instruments

The Company’s functional currency is United States dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure. There are no financial instruments in place for the Sadiola, Yatela, Tarkwa or Damang mines and there are no plans to put any financial instruments in place at this time.

Contractual Obligations

A summary of the Company’s contractual obligations is presented in tabular form below (in $ millions).

	Payments due by period
	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs
Long-term debt	6.9	6.9	-	-	-
Operating lease obligations	0.4	0.3	0.1	-	-
Purchase obligations	5.4	5.4	-	-	-
Rehabilitation	8.0	-	4.5	1.8	1.7
Total contractual obligations	20.7	12.6	4.6	1.8	1.7

Long-Term Debt

The Company’s long-term loans payable, including interest, at December 31, 2005 of $6.9 million (2004 - $10.4 million) relate to loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. These loans have no fixed repayment schedule. The timing of the repayments shown in the table above are based on the cash flow generation ability of the Yatela operations. During 2005, the Company made principal repayments to AngloGold of $2.7 million (2004 - nil).

Lease Obligations

The majority of the Company’s lease obligations relate to leases for office space, including the head office and exploration offices. These leases carry standard rights of sublet should the office space not be required.

Purchase Obligations

The Company does not have any material direct purchase obligations. The major indirect obligations relate to board approved capital expenditures at the Sadiola and Yatela mines at the joint venture level. Any purchase contracts associated with these expenditures normally contain standard termination clauses which may reduce overall commitment level.

Asset Retirement Obligations

The amounts indicated in the table above are the Company’s share of the estimated decommissioning and rehabilitation costs that will be incurred at the Sadiola and Yatela mines. The timing of the expenditures is dependant upon the actual life of mine achieved.

Related Party Transactions

During 2005, the Company obtained management and other services from companies controlled by a director and significant shareholder of the Company in the amount of $185,000. During 2004 and 2003, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $189,000 and $417,000 respectively. These amounts are included in corporate administration expense.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19, to the consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

Mining, Working and Royalty Interests

The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $375 per ounce. No interests were identified as impaired.

Impairment of Goodwill

The carrying value for the goodwill on the balance sheet is tested at least annually for impairment. Goodwill arising from the acquisition of Repadre in 2003 has been allocated to the Tarkwa/Damang reporting unit and the gold royalty reporting unit. The fair values of these reporting units are compared to the total carrying amount (including goodwill) of the respective reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the fair value of the goodwill of the reporting unit and this value is reduced if impaired. Any reduction is charged to earnings in the period in which the impairment is determined. No portion of goodwill was identified as impaired in 2005.

Depreciation, Amortization and Depletion

Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is provided over the economic life of the mine or royalty interest on a units-of-production basis. Equipment at the mining operations is usually depreciated over its estimated useful life on a straight-line basis. The reserve and resource estimates for the operation in question are the prime determinants of the life of the mine and the units-of-production for that mine. In estimating the units-of-production, the nature of the orebody and the method of mining the orebody are taken into account. In general, an open-pit orebody where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. An underground mine or open pit mine, where additional proven and probable mineral reserves are likely to be reported over the near to medium term, may be amortized over proven and probable mineral reserves and a portion of the mineralized material beyond proven and probable reserves. Changes in the estimate of mineral reserves will result in changes to the depreciation and amortization charges over the life of the operation.

Asset Retirement Obligations

The operating entities producing gold at Sadiola, Yatela, Tarkwa and Damang are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated.

At Sadiola, decommissioning and rehabilitation expenses are estimated to total $9.8 million (2004 - $9.6 million). The Company’s share is 38% or $3.7 million (2004 - $3.6 million). At Yatela, decommissioning and rehabilitation expenses are estimated to total $13.5 million (2004 - $7.4 million). The Company’s share is 40% or $5.4 million (2004 - $3.0 million). At December 31, 2005, the Company has recorded a liability of $7.5 million (2004 - $5.5 million), representing the discounted value of these obligations.

The amounts estimated for Tarkwa and Damang are $26.6 million (2004 - $28.0 million) and $4.4 million (2004 - $8.2 million) respectively. The Company’s share of amounts recorded at Tarkwa and Damang are not shown on the Company’s balance sheet as these interests are equity accounted.

Income Taxes

At the close of each accounting period, the Company estimates a liability for future income taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income taxes are provided at expected future rates for such tax. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company’s earnings.

Changes in Canadian Accounting Policies

On March 2, 2006, the CICA issued EIC-160 - “Stripping Costs Incurred in the Production Phase of a Mining Operation” which requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Retroactive treatment may be applied. However, if not applied on a retroactive basis, any existing balance sheet amount relating to stripping costs represents the opening balance for the year of initial year of application. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment is required for fiscal years beginning on or after July 1, 2006. The Company does not intend to apply this accounting recommendation on a retroactive basis and does not expect the impact on its financial position to be significant.

Forward Looking Statements

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

US Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

As at March 9, 2006, there were 149.4 million common shares of the Company issued and outstanding.

For further information contact:
Joseph F. Conway	Grant A. Edey
President & Chief Executive Officer	Chief Financial Officer

Tel: (416) 360-4710	North America Toll-Free: 1 (888) IMG-9999	Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)			2005			2004	2003
	Q1	Q2	Q3	Q4	Total	Total	Total
Net earnings from joint ventures and working interests:
Joint ventures:
Sadiola	$1,428	$1,633	$3,328	$1,844	$8,233	$12,471	$12,157
Yatela	1,789	869	1,427	3,797	7,882	5,119	3,316
Working interests:
Tarkwa	5,278	3,372	2,259	2,827	13,736	7,741	6,739
Damang	444	163	292	832	1,731	5,408	2,911
As per segmented information note to financial statements	$8,939	$6,037	$7,306	$9,300	$31,582	$30,739	$25,123
Sadiola (38% proportionate share):
Gold revenue	$16,597	$17,855	$19,464	$21,377	$75,293	$73,178	$64,621
Mining costs:
Total cash costs	(12,260)	(13,201)	(11,918)	(13,963)	(51,342)	(44,998)	(39,851)
Stockpile movement	1,273	1,987	1,135	1,687	6,082	2,191	3,208
Gold Institute cash costs	(10,987)	(11,214)	(10,783)	(12,276)	(45,260)	(42,807)	(36,643)
Change in bullion inventory	(38)	147	(20)	(242)	(153)	183	(35)
Exploration expensed	(62)	(182)	(76)	(50)	(370)	(85)	(159)
Foreign exchange and interest	(774)	(1,157)	(311)	(3,797)	(6,039)	(330)	993
Other non-cash adjustments	342	132	132	130	736	(1,738)	320
	(532)	(1,060)	(275)	(3,959)	(5,826)	(1,970)	1,119
Mining costs	(11,519)	(12,274)	(11,058)	(16,235)	(51,086)	(44,777)	(35,524)
	5,078	5,581	8,406	5,142	24,207	28,401	29,097
Depreciation	(2,900)	(3,094)	(3,312)	(3,283)	(12,589)	(10,782)	(10,811)
Income taxes	(750)	(854)	(1,766)	(15)	(3,385)	(5,148)	(6,129)
Net earnings from Sadiola	$1,428	$1,633	$3,328	$1,844	$8,233	$12,471	$12,157
Gold production - 100% (000 oz)	101	113	116	112	442	458	452
Gold production - 38% (000 oz)	38	43	44	43	168	173	172
Total cash costs per ounce ($/oz)	$321	$307	$270	$328	$306	$258	$232
Gold Institute cash costs per ounce ($/oz)	$288	$261	$244	$289	$270	$246	$213

(in $000's except where noted)			2005			2004	2003
	Q1	Q2	Q3	Q4	Total	Total	Total
Yatela (40% proportionate share):
Gold revenue	$10,633	$9,410	$8,440	$15,617	$44,100	$39,485	$31,986
Mining costs:
Total cash costs	(6,374)	(6,998)	(7,541)	(8,033)	(28,946)	(29,605)	(23,732)
Cash cost adjustments:
Stockpile movement	(429)	(1,741)	(1,879)	(144)	(4,193)	4,053	(479)
Deferred stripping	249	1,766	3,198	1,538	6,751	(1,291)	3,256
Gold in process	382	49	(194)	(273)	(36)	1,369	(345)
	202	75	1,125	1,121	2,522	4,131	2,432
Gold Institute cash costs	(6,172)	(6,924)	(6,416)	(6,912)	(26,424)	(25,474)	(21,300)
Change in bullion inventory	(611)	255	748	(471)	(79)	(44)	(118)
Exploration expensed	-	-	-	-	-	(47)	-
Foreign exchange and interest	(214)	(222)	58	(1,626)	(2,004)	(299)	(318)
Other non-cash adjustments	(20)	150	75	100	305	1,308	640
	(845)	183	881	(1,997)	(1,778)	918	204
Mining costs	(7,017)	(6,741)	(5,535)	(8,909)	(28,202)	(24,556)	(21,096)
	3,616	2,669	2,905	6,708	15,898	14,929	10,890
Depreciation	(1,827)	(1,800)	(1,478)	(2,911)	(8,016)	(9,810)	(7,574)
Net earnings (loss) from Yatela	$1,789	$869	$1,427	$3,797	$7,882	$5,119	$3,316
Gold production - 100% (000 oz)	58	57	54	78	247	242	218
Gold production - 40% (000 oz)	23	23	21	31	98	97	87
Total cash costs per ounce ($/oz)	$277	$309	$352	$257	$294	$306	$272
Gold Institute cash costs perounce ($/oz)	$268	$306	$300	$221	$269	$263	$244

Tarkwa (18.9% proportionate share):
Gold revenue	$14,954	$16,154	$14,387	$15,188	$60,683	$42,971	$37,548
Mining costs:
Total cash costs	(8,253)	(9,384)	(9,654)	(9,800)	(37,091)	(27,331)	(22,268)
Gold in process	(76)	(182)	102	524	368	1,158	(1,227)
Gold Institute cash costs	(8,329)	(9,566)	(9,552)	(9,276)	(36,723)	(26,173)	(23,495)
Interest income (expense)	129	136	248	(120)	393	214	80
Mining costs	(8,200)	(9,430)	(9,304)	(9,396)	(36,330)	(25,959)	(23,415)
	6,754	6,724	5,083	5,792	24,353	17,012	14,133
Depreciation	(2,201)	(1,898)	(1,837)	(1,756)	(7,692)	(4,974)	(3,222)
Income taxes	725	(1,454)	(987)	(1,209)	(2,925)	(4,297)	(4,172)
Net earnings from Tarkwa	$5,278	$3,372	$2,259	$2,827	$13,736	$7,741	$6,739
Gold production - 100% (000 oz)	185	199	174	167	725	553	555
Gold production - 18.9% (000 oz)	35	37	33	32	137	105	105
Total cash costs per ounce ($/oz)	$236	$250	$293	$311	$271	$261	$212
Gold Institute cash costs per ounce ($/oz)	$238	$254	$290	$295	$268	$250	$224

(in $000's except where noted)			2005			2004	2003
	Q1	Q2	Q3	Q4	Total	Total	Total
Damang (18.9% proportionate share):
Gold revenue	$4,367	$4,713	$4,733	$5,474	$19,287	$22,800	$20,698
Mining costs:
Total cash costs	(3,209)	(3,779)	(3,620)	(3,631)	(14,239)	(12,430)	(12,950)
Gold in process	(311)	(4)	(388)	(122)	(825)	35	(243)
Gold Institute cash costs	(3,520)	(3,783)	(4,008)	(3,753)	(15,064)	(12,395)	(13,193)
Exploration expensed	(74)	(63)	(119)	(106)	(362)	(375)	(569)
Interest income (expense)	48	110	138	(129)	167	27	68
Mining costs	(3,546)	(3,736)	(3,989)	(3,988)	(15,259)	(12,743)	(13,694)
	821	977	744	1,486	4,028	10,057	7,004
Depreciation	(381)	(481)	(295)	(250)	(1,407)	(2,199)	(2,510)
Income taxes	4	(333)	(157)	(404)	(890)	(2,450)	(1,583)
Net earnings from Damang	$444	$163	$292	$832	$1,731	$5,408	$2,911
Gold production - 100% (000 oz)	54	58	57	60	229	296	303
Gold production - 18.9% (000 oz)	10	11	11	11	43	56	57
Total cash costs per ounce ($/oz)	$315	$343	$335	$319	$328	$222	$226
Gold Institute cash costs per ounce ($/oz)	$345	$343	$371	$330	$347	$221	$230

Total joint ventures and working interests:
Gold revenue	$46,551	$48,132	$47,024	$57,656	$199,363	$178,434	$154,853
Mining costs:
Total cash costs	(30,096)	(33,362)	(32,733)	(35,427)	(131,618)	(114,364)	(98,801)
Total cash adjustments	1,088	1,875	1,974	3,210	8,147	7,515	4,170
Gold Institute cash costs	(29,008)	(31,487)	(30,759)	(32,217)	(123,471)	(106,849)	(94,631)
Other adjustments	(1,274)	(694)	873	(6,311)	(7,406)	(1,186)	902
Mining costs	(30,282)	(32,181)	(29,886)	(38,528)	(130,877)	(108,035)	(93,729)
	16,269	15,951	17,138	19,128	68,486	70,399	61,124
Depreciation	(7,309)	(7,273)	(6,922)	(8,200)	(29,704)	(27,765)	(24,117)
Income taxes	(21)	(2,641)	(2,910)	(1,628)	(7,200)	(11,895)	(11,884)
Net earnings from all mines	$8,939	$6,037	$7,306	$9,300	$31,582	$30,739	$25,123
Attributable production (000 oz)	106	114	109	117	446	431	421
Weighted average Total cash costs per ounce ($/oz)	$283	$292	$299	$304	$295	$265	$235
Weighted average Gold Institute cash costs per ounce ($/oz)	$273	$275	$281	$276	$276	$248	$225

Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)
December 31, 2005 and 2004

	2005	2004
ASSETS

Current assets:
Cash and cash equivalents (note 1)	$45,534	$37,152
Short-term deposits	15,823	228
Gold bullion (148,420 oz - market value $76,139,000) (note 2)	48,840	48,056
Accounts receivable and other	20,267	27,330
Inventories	12,825	11,605
	143,289	124,371
Ore stockpiles	17,941	16,883
Long-term receivables (note 3)	13,600	6,861
Working interests	92,762	92,476
Royalty interests	51,482	57,219
Mining interests	70,716	72,825
Deferred exploration	962	-
Other assets	3,347	2,481
Goodwill	74,886	74,886
	$468,985	$448,002

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$19,892	$14,533
Dividends payable	8,870	7,276
	28,762	21,809

Non-recourse loans payable (note 3)	6,924	10,437
Future tax liability	14,791	18,464
Asset retirement obligation	7,506	5,549
	29,221	34,450
Shareholders' equity:
Common shares (Issued: 147,648,127 shares) (note 4)	352,606	343,957
Stock-based compensation (notes 4(a))	4,671	5,675
Share purchase loans	(296)	(286)
Retained earnings	54,021	42,397
	411,002	391,743
	$468,985	$448,002

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Earnings and Retained Earnings
(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)
December 31, 2005 and 2004

	Three months ended		Year ended
	Dec. 31 2005	Dec. 31, 2004	Dec. 31 2005	Dec. 31, 2004
Revenue:
Gold sales	$36,994	$31,593	$119,393	$112,663
Royalties	2,432	3,061	10,381	9,209
	39,426	34,654	129,774	121,872
Expenses:
Mining costs, excluding depreciation and depletion	25,144	19,427	79,288	69,333
Depreciation and depletion	6,194	5,967	20,605	20,592
Amortization of royalty interests	1,350	1,753	5,737	5,222
	32,688	27,147	105,630	95,147
	6,738	7,507	24,144	26,725
Earnings from working interests	3,659	3,854	15,467	13,149
	10,397	11,361	39,611	39,874
Other expenses (income) :
Corporate administration	3,660	2,207	9,560	8,135
Corporate transaction costs	-	1,715	172	11,224
Provision for litigation	-	371	(381)	371
Exploration	2,029	2,449	9,001	7,813
Writedowns	-	405	-	405
Foreign exchange	(236)	1,805	187	2,595
Investment income	(397)	(195)	(1,080)	(2,044)
	5,056	8,757	17,459	28,499
Earnings before income taxes	5,341	2,604	22,152	11,375
Income taxes (recovery ):
Current	1,671	716	5,907	3,689
Future	(2,508)	(1,009)	(4,249)	(3,923)
	(837)	(293)	1,658	(234)
Net earnings (loss)	6,178	2,897	20,494	11,609
Retained earnings, beginning of period	56,713	46,776	42,397	38,064
Dividends	(8,870)	(7,276)	(8,870)	(7,276)
Retained earnings, end of period	$54,021	$42,397	$54,021	$42,397

Number of common shares
Average outstanding during period	147,634,000	145,746,000	146,650,000	145,592,000
Outstanding at end of period	147,648,000	145,762,000	147,648,000	145,762,000
Net earnings per share - basic and diluted	$0.04	$0.02	$0.14	$0.08

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)
Years ended December 31, 2005 and 2004

	Three months ended		Year ended
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Operating activities:
Net income (loss)	$6,178	$2,897	$20,494	$11,609
Items not affecting cash:
Earnings from working interests, net of dividends	1,569	(3,854)	(5,514)	(4,432)
Depreciation, depletion and amortization	7,578	7,670	26,445	25,814
Writedown	-	318	-	318
Deferred revenue	-	(414)	-	(1,655)
Future income taxes	(2,508)	(1,009)	(4,249)	(3,923)
Stock-based compensation	545	237	1,237	1,577
Gain on sale of marketable securities and long-term receivables	-	-	-	(1,120)
Unrealized foreign exchange losses	(5)	967	585	1,492
Change in non-cash current working capital	7,016	(10,709)	4,402	(11,778)
Change in non-cash long-term working capital	(2,371)	(816)	(9,357)	(4,219)
	18,002	(4,713)	34,043	13,683
Financing activities:
Issue of common shares, net of issue costs (note 4)	28	162	6,440	1,108
Dividends paid	-	-	(7,276)	(6,725)
Repayments of non-recourse loans	(2,247)	(601)	(3,960)	(1,207)
	(2,219)	(439)	(4,796)	(6,824)
Investing activities:
Mining interests	(1,323)	(2,519)	(9,919)	(9,000)
Note receivable	1,482	56	2,136	24
Distributions received (paid) from (to) working interests	5,228	-	5,228	(28,238)
Deferred exploration	(962)	-	(962)	-
Short-term deposits	(10,030)	(1)	(15,595)	23,265
Gold bullion	(200)	(221)	(784)	(773)
Other assets	(810)	34	(969)	-
Proceeds from disposition of marketable securities and long-term receivables	-	-	-	1,833
	(6,615)	(2,651)	(20,865)	(12,889)
Increase (decrease) in cash and cash equivalents	9,168	(7,803)	8,382	(6,030)
Cash and cash equivalents, beginning of period	36,366	44,955	37,152	43,182
Cash and cash equivalents, end of period	$45,534	$37,152	$45,534	$37,152

Supplemental cash flow information:
Interest paid	32	64	78	$142
Income taxes	1,671	920	5,907	3,893

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Statements
(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended December 31, 2005

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2005.

1.	Cash and Cash Equivalents:

	Dec 31, 2005	Dec. 31, 2004
Corporate	$37,576	$26,260
Joint ventures	7,958	11,120
	$45,534	$37,380

2.	Gold Bullion:

As at December 31, 2005, the Company held 148,420 ounces of gold bullion at an average cost of US$329 per ounce. The market value of this gold bullion, based on the market close price of $513 per ounce was $76,139,000.

3.	Non-Recourse Loans Payable:

	Dec. 31, 2005	Dec. 31, 2004
Yatela loans	$6,924	$10,437
Note receivable from the Government of Mali, included in long-term receivables	4,475	6,611
Net Yatela obligation	$2,449	$3,826

4.	Share Capital:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of shares	Amount
Issued and outstanding, December 31, 2004	145,761,646	$343,957
Exercise of options	1,834,658	8,296
Share purchase plan	31,600	211
Share bonus plan	20,223	142
Issued and outstanding, December 31, 2005	147,648,127	$352,606

(a)  Stock-based compensation:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of December 31, 2005 and changes during the year then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,691,899	$5.78
Granted	415,000	8.25
Exercised Q1, 2003	(1,834,658)	4.21
Forfeited	(195,999)	8.19
Outstanding, December 31, 2005	4,076,242	$6.62
Options exercisable, December 31, 2005	2,981,242	$5.95

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3% to 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 years or 8 years depending on the life of the option. The estimated fair value of the options is expensed over the options’ vesting period of 3 years. For the year ended December 31, 2005, $960,000 was recorded as compensation expense.

The Company has a share purchase plan for employees whereby the Company will match the participants’ contribution to purchase a maximum of 750,000 common shares. The plan was activated in 2005 and $136,000 was recorded as compensation expense and 31,600 restricted common shares were issued to employees during the year. Common shares issued under the share purchase plan are restricted for one year.

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. In 2005, the Company awarded share bonuses totaling 12,833 shares to non-executive board members and recorded $89,000 as compensation expense. In 2004, the Company awarded 22,172 restricted common shares with a value of Cdn$200,000 to be issued over a three-year vesting period, of which 7,390 shares were issued and $51,000 was recorded as compensation expense in 2005.

5.	Segmented Information:

(a)	The Company’s assets, liabilities, revenue and expenses, and cash flows allocated to the appropriate reporting segments identified by the Company are as follows:

	Joint Venture
	and Working
December 31, 2005	Interests	Royalties	Corporate	Total
Cash and gold bullion	$7,958	$-	$102,239	$110,197
Other current assets	30,547	-	2,545	33,092
Long-term assets	102,007	67,208	4,559	173,774
Long-term assets related to working interests	151,922	-	-	151,922
	$292,434	$67,208	$109,343	$468,985
Current liabilities	$15,867	$-	$12,895	$28,762
Long-term liabilities	14,461	21,140	(6,380)	29,221
	$30,328	$21,140	$6,515	$57,983

Joint Venture
and Working
December 31, 2004	Interests	Royalties	Corporate	Total
Cash and gold bullion	$11,120	$-	$74,316	$85,436
Other current assets	36,095	-	2,840	38,935
Long-term assets	96,319	72,945	2,730	171,994
Long-term assets related to working interests	151,636	-	-	151,636
	$295,170	$72,945	$79,886	$448,001
Current liabilities	$10,443	$-	$11,366	$21,809
Long-term liabilities	17,710	22,966	(6,226)	34,450
	$28,153	$22,966	$5,140	$56,259

Joint Venture
and Working
Three months ended December 31, 2005	Interests	Royalties	Corporate	Total
Revenues	$36,994	$2,432	$-	$39,426
Earnings from working Interest	3,660	-	-	3,660
	40,654	2,432	-	43,086
Operating costs of mine	19,672	-	-	19,672
Depreciation and amortization	6,194	1,350	34	7,578
Exploration expense	50	-	2,029	2,079
Administration and other expenses	5,398	(6)	3,375	8,767
Interest and investment expense (income), net	25	-	(376)	(351)
Income taxes	15	(276)	(576)	(837)
	31,354	1,068	4,486	36,908
Net earnings (loss)	$9,300	$1,364	$(4,486)	$6,178

Joint Venture
and Working
Three months ended December 31, 2004	Interests	Royalties	Corporate	Total
Revenues	$31,593	$3,061	$-	$34,654
Earnings from working Interest	3,854	-	-	3,854
	35,447	3,061	-	38,508
Operating costs of mine	20,197	-	-	20,197
Depreciation and amortization	5,967	1,753	28	7,748
Exploration expense	-	-	2,449	2,449
Administration and other expenses	(480)	1,192	5,232	5,944
Interest and investment expense (income), net	(291)	-	(143)	(434)
Income taxes	1,066	(544)	(815)	(293)
	26,459	2,401	6,751	35,611
Net earnings (loss)	$8,988	$660	$(6,751)	$2,897

Joint Venture
and Working
Twelve months ended December 31, 2005	Interests	Royalties	Corporate	Total
Revenues	$119,393	$10,381	$-	$129,774
Earnings from working Interest	15,467	-	-	15,467
	134,860	10,381	-	145,241
Operating costs of mine	70,875	-	-	70,875
Depreciation and amortization	20,605	5,737	103	26,445
Exploration expense	370	-	9,001	9,371
Administration and other expenses	7,880	770	8,569	17,219
Interest and investment expense (income), net	163	-	(984)	(821)
Income taxes	3,385	(2,093)	366	1,658
	103,278	4,414	17,055	124,747
Net earnings (loss)	$31,582	$5,967	$(17,055)	$20,494

Joint Venture
and Working
Twelve months ended December 31, 2004	Interests	Royalties	Corporate	Total
Revenues	$112,663	$9,209	$-	$121,872
Earnings from working Interest	13,149	-	-	13,149
	125,812	9,209	-	135,021
Operating costs of mine	68,572	-	-	68,572
Depreciation and amortization	20,592	5,222	78	25,892
Exploration expense	132	-	7,813	7,945
Administration and other expenses	1,571	1,840	20,613	24,024
Interest and investment expense (income), net	(942)	-	(1,845)	(2,787)
Income taxes	5,148	(2,056)	(3,326)	(234)
	95,073	5,006	23,333	123,412
Net earnings (loss)	$30,739	$4,203	$(23,333)	$11,609

(b)
The Company’s share of mining asset additions at its joint ventures for the three months ended December 31, 2005 is $1,323,000 (2004 - $2,519,000) and for the twelve months ended December 31, 2005 is $9,919000 (2004 - $9,000,000).

(c)	The Company’s share of joint venture cash flows for the period ended December 31, 2005 is as follows:

	Three months ended		Year ended
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Cash flows from (used in) operations	$12,596	$3,023	$30,226	$24,899
Cash flows from (used in) financing	(2,247)	(601)	(3,960)	(1,207)
Cash flows from (used in) investments	159	(2,463)	(7,783)	(8,976)

6.	Contingencies:

In 2005 the Company paid Cdn.$506,000 in respect of the final legal costs relating to an action commenced by Kinbauri Gold Corporation. The action was resolved in 2004. In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. In 2004, Sadiola paid approximately $5.2 million, of which the Company’s share is $2.0 million, as a deposit towards the assessment. Sadiola and Yatela management reviewed the claims with legal and tax advisors and were of the opinion that all taxes were properly paid and that the audit report was without merit. As of December 2004, the Department of Taxation had withdrawn or abandoned significant portions of the audit claims. The Company continued to work with the other partners in the Yatela and Sadiola mines to negotiate a resolution of the remaining audit claims. Rather than commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali, the Company in conjunction with its partners agreed to a settlement with the Malian Department of Taxation based on the prior payment of $5,200,000. In return for this amount, all items were resolved and the Yatela and Sadiola mines received clarification of future tax treatment which should benefit the mines throughout the remaining mine life.

In December 2005 an additional audit claim for the years 2003 and 2004 was received for the Yatela and Sadiola mines. The mines have made a provision of $2,200,000 for the resolution of the audit claims although the mine management is formally contesting the full amount of the audit claims.

7.	Subsequent Event:

On March 3, 2006, the shareholders of Gallery Gold Limited (“GGL”) approved a scheme of arrangement whereby the Company will acquire all of the issued and outstanding shares of GGL in exchange for the issuance of 26,212,850 common shares. All common share options will be settled in cash by the Company. As a result of this transaction the combined company will be held 85% by the Company’s existing shareholders and 15% by GGL’s existing shareholders. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in an advanced exploration project in Tanzania. The purchase price has been determined to be approximately $230 million before acquisition costs.

The acquisition is subject to Australian court approval, which is expected to occur on March 21, 2006.

The acquisition will be accounted for under the purchase method with the fair value of the consideration being allocated to the fair value of the identifiable assets and liabilities on the closing date.